REPORT OF INDEPENDENT ACCOUNTANTS

Exhibit 99.3

To the Board of Directors and Stockholders

of Lyondell Chemical Company

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, stockholders’ equity and cash flows present fairly, in all material respects, the financial position of Lyondell Chemical Company and its subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the consolidated financial statements, effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, “Accounting for Goodwill and Other Intangible Assets”.

/s/ PricewaterhouseCoopers LLP

PRICEWATERHOUSECOOPERS LLP

Houston, Texas

March 10, 2003

LYONDELL CHEMICAL COMPANY

CONSOLIDATED STATEMENTS OF INCOME

	For the year ended December 31,
Millions of dollars, except per share data	2002	2001	2000

Sales and other operating revenues	$3,262	$3,193	$4,003

Operating costs and expenses:
Cost of sales	2,898	2,862	3,403
Selling, general and administrative expenses	160	157	194
Research and development expense	30	32	35
Amortization of goodwill	—	30	32

	3,088	3,081	3,664

Gain on sale of assets	—	—	(590)

Operating income	174	112	929

Interest expense	(384)	(386)	(514)
Interest income	11	17	52
Other income (expense), net	(6)	(4)	27

Income (loss) before equity investment income taxes and extraordinary items	(205)	(261)	494

Income (loss) from equity investments:
Equistar Chemicals, LP	(117)	(77)	101
LYONDELL-CITGO Refining LP	135	129	86
Other	(4)	(12)	12

	14	40	199

Income (loss) before income taxes and extraordinary items	(191)	(221)	693
Provision for (benefit from) income taxes	(58)	(76)	223

Income (loss) before extraordinary items	(133)	(145)	470

Extraordinary losses on extinguishment of debt, net of income taxes	(15)	(5)	(33)

Net income (loss)	$(148)	$(150)	$437

Basic earnings per share:
Income (loss) before extraordinary items	$(0.99)	$(1.24)	$4.00
Extraordinary losses	(.11)	(.04)	(.28)

Net income (loss)	$(1.10)	$(1.28)	$3.72

Diluted earnings per share:
Income (loss) before extraordinary items	$(0.99)	$(1.24)	$3.99
Extraordinary losses	(.11)	(.04)	(.28)

Net income (loss)	$(1.10)	$(1.28)	$3.71

See Notes to the Consolidated Financial Statements.

LYONDELL CHEMICAL COMPANY

CONSOLIDATED BALANCE SHEETS

	December 31,
Millions, except shares and par value data	2002	2001

ASSETS
Current assets:
Cash and cash equivalents	$286	$146
Other short-term investments	44	—
Accounts receivable:
Trade, net	340	317
Related parties	56	35
Inventories	344	316
Prepaid expenses and other current assets	66	116
Deferred tax assets	35	277

Total current assets	1,171	1,207
Property, plant and equipment, net	2,369	2,293
Investments and long-term receivables:
Investment in Equistar Chemicals, LP	1,184	522
Investment in PO joint ventures	770	717
Receivable from LYONDELL-CITGO Refining LP	229	229
Investment in LYONDELL-CITGO Refining LP	68	29
Other investments and long-term receivables	98	122
Goodwill, net	1,130	1,102
Other assets, net	429	482

Total assets	$7,448	$6,703

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable:
Trade	$260	$261
Related parties	84	58
Current maturities of long-term debt	1	7
Accrued liabilities	279	233

Total current liabilities	624	559
Long-term debt	3,926	3,846
Other liabilities	673	583
Deferred income taxes	881	790
Commitments and contingencies
Minority interest	165	176
Stockholders’ equity:
Common stock, $1.00 par value, 340,000,000 shares authorized, 128,530,000 and 120,250,000 shares issued, respectively	128	120
Series B common stock, $1.00 par value, 80,000,000 shares authorized, 34,568,224 shares issued	35	-—
Additional paid-in capital	1,380	854
Retained earnings (deficit)	(18)	247
Accumulated other comprehensive loss	(271)	(397)
Treasury stock, at cost, 2,685,080 and 2,687,080 shares, respectively	(75)	(75)

Total stockholders’ equity	1,179	749

Total liabilities and stockholders’ equity	$7,448	$6,703

See Notes to the Consolidated Financial Statements.

LYONDELL CHEMICAL COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended December 31,
Millions of dollars	2002	2001	2000
Cash flows from operating activities:
Net income (loss)	$(148)	$(150)	$437
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	244	254	261
Gain on sale of assets	—	—	(590)
Losses from equity investments	121	89	—
Restructuring charges	—	63	—
Deferred income taxes	(24)	3	55
Extraordinary items	15	5	33
Changes in assets and liabilities that provided (used) cash:
Accounts receivable	(7)	154	(160)
Inventories	(14)	48	3
Accounts payable	13	(74)	67
Prepaid expenses and other current assets	62	(85)	85
Other assets and liabilities, net	27	(108)	(130)

Net cash provided by operating activities	289	199	61

Cash flows from investing activities:
Purchase of equity investment in Equistar	(440)	—	—
Contributions and advances to affiliates	(114)	(173)	(40)
Purchase of other short-term investments	(44)	—	—
Expenditures for property, plant and equipment	(22)	(68)	(104)
Proceeds from sales of assets, net of cash sold	—	—	2,497
Distributions from affiliates in excess of earnings	—	50	85
Other	(3)	—	—

Net cash provided by (used) in investing activities	(623)	(191)	2,438

Cash flows from financing activities:
Issuance of Series B common stock, warrants and right	440	—	—
Issuance of long-term debt	591	385	—
Repayment of long-term debt	(543)	(394)	(2,427)
Issuance of common stock	110	—	—
Dividends paid	(109)	(106)	(106)
Other	(18)	(7)	(10)

Net cash provided by (used in) financing activities	471	(122)	(2,543)

Effect of exchange rate changes on cash	3	—	(3)

Increase (decrease) in cash and cash equivalents	140	(114)	(47)
Cash and cash equivalents at beginning of period	146	260	307

Cash and cash equivalents at end of period	$286	$146	$260

See Notes to the Consolidated Financial Statements.

LYONDELL CHEMICAL COMPANY

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	Common Stock		Series B Common Stock	Additional Earnings Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Comprehensive Income (Loss)
Millions, except shares and per share data	Issued	Treasury
Balance, January 1, 2000	$120	$(75)	—	$854	$172	$(64)
Net income	—	—	—	—	437	—	$437
Cash dividends ($.90 per share)	—	—	—	—	(106)	—
Reissuance of 60,436 treasury shares under restricted stock plan	—	2	—	—	—	—
Forfeiture of 71,127 shares under restricted stock plan	—	(2)	—	—	1	—
Foreign currency translation	—	—	—	—	—	(183)	(183)
Minimum pension liability, net of tax of $5	—	—	—	—	—	(11)	(11)

Comprehensive income							$243

Balance, December 31, 2000	$120	$(75)	—	$854	$504	$(258)
Net loss	—	—	—	—	(150)	—	$(150)
Cash dividends ($.90 per share)	—	—	—	—	(106)	—
Reissuance of 2,587 treasury shares under restricted stock plan	—	—	—	—	(1)	—
Foreign currency translation	—	—	—	—	—	(53)	(53)
Minimum pension liability, net of tax of $46	—	—	—	—	—	(84)	(84)
Other	—	—	—	—	—	(2)	(2)

Comprehensive loss							$(289)

Balance, December 31, 2001	$120	$(75)	$—	$854	$247	$(397)
Net loss	—	—		—	(148)	—	$(148)
Issuance of 34,000,000 shares Series B common stock		—	34	405	—	—
Issuance of 8,280,000 shares of common stock	8	—	—	102	—	—
Issuance of warrants and right	—	—	—	11	—	—
Cash dividends ($.90 per share)	—	—	—	—	(109)	—
Series B stock dividends, 568,224 shares	—	—	1	7	(8)
Reissuance of 2,000 treasury shares	—	—	—	—	—	—
under restricted stock plan	—	—	—	—	—	—
Foreign currency translation	—	—	—	—	—	189	189
Minimum pension liability, net of tax of $34	—	—	—	—	—	(65)	(65)
Other	—	—	—	1	—	2	2

Comprehensive loss							$(22)

Balance, December 31, 2002	$128	$(75)	$35	$1,380	$(18)	$(271)

See Notes to the Consolidated Financial Statements.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	Description of the Company and Operations

Lyondell Chemical Company (“Lyondell”) is a leading worldwide producer and marketer of propylene oxide (“PO”), propylene glycol, propylene glycol ethers, butanediol (“BDO”) toluene diisocyanate (“TDI”), styrene monomer (“SM”) and methyl tertiary butyl ether (“MTBE”), the principal derivative of tertiary butyl alcohol (“TBA”). These operations are consolidated and reported as the intermediate chemicals and derivatives (“IC&D”) segment.

Lyondell’s operations in the petrochemicals and polymers segments are conducted through its joint venture ownership interest in Equistar Chemicals, LP (“Equistar”) (see Note 7). Lyondell accounts for its investment in Equistar using the equity method of accounting. Equistar’s petrochemicals segment produces olefins, including ethylene, propylene and butadiene; aromatics, including benzene and toluene; oxygenated products, including ethylene oxide and derivatives, ethylene glycol, ethanol and MTBE. Equistar’s polymers segment produces polyolefins, including high density polyethylene (“HDPE”), low density polyethylene (“LDPE”), linear-low density polyethylene (“LLDPE”) and polypropylene; and performance polymers products, including wire and cable insulating resins, and polymeric powders.

Lyondell’s refining segment operations are conducted through its joint venture ownership interest in LYONDELL-CITGO Refining LP (“LCR”) (see Note 8). Lyondell accounts for its investment in LCR using the equity method of accounting. LCR produces refined petroleum products, including gasoline, low sulfur diesel, jet fuel, aromatics and lubricants.

Through April 30, 2002, Lyondell’s methanol operations were conducted through its joint venture ownership interest in Lyondell Methanol Company, L.P. (“LMC”). Effective May 1, 2002, LMC was wholly owned by Lyondell and the methanol results were included in the intermediate chemicals and derivatives segment from that date. The effects of consolidating the LMC operations, which previously had been accounted for using the equity method, were not material.

2.	Summary of Significant Accounting Policies

Basis of Presentation—The consolidated financial statements include the accounts of Lyondell and its subsidiaries. Investments in joint ventures where Lyondell exerts a certain level of management control, but lacks full decision making ability over all major issues, are accounted for using the equity method of accounting. Under those circumstances, the equity method is used even though Lyondell’s ownership percentage may exceed 50%.

Revenue Recognition—Revenue from product sales is recognized as risk and title to the product transfer to the customer, which usually occurs when shipment is made.

Cash, Cash Equivalents and Other Short-Term Investments—Cash equivalents and other short-term investments consist of highly liquid debt instruments such as certificates of deposit, commercial paper and money market accounts. Cash equivalents include instruments with an original maturity date of three months or less. Other short-term investments have original maturity dates in excess of three months but no more than twelve months and are held to maturity. Cash equivalents and other short-term investments are stated at cost, which approximates fair value. Lyondell’s policy is to invest cash in conservative, highly rated instruments and limit the amount of credit exposure to any one institution.

Lyondell has no requirements for compensating balances in a specific amount at a specific point in time. Lyondell does maintain compensating balances for some of its banking services and products. Such balances are maintained on an average basis and are solely at Lyondell’s discretion. As a result, none of Lyondell’s cash is restricted.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Inventories—Inventories are stated at the lower of cost or market. Cost is determined using the last-in, first-out (“LIFO”) basis for substantially all inventories, except for materials and supplies, which are valued using the average cost method.

Inventory exchange transactions, which involve fungible commodities and do not involve the payment or receipt of cash, are not accounted for as purchases and sales. Any resulting volumetric exchange balances are accounted for as inventory in accordance with the normal LIFO valuation policy.

Property, Plant and Equipment—Property, plant and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful asset lives, generally 25 years for major manufacturing equipment, 30 years for buildings, 10 to 15 years for light equipment and instrumentation, 15 years for office furniture and 3 to 5 years for information system equipment. Upon retirement or sale, Lyondell removes the cost of the asset and the related accumulated depreciation from the accounts and reflects any resulting gain or loss in the Consolidated Statement of Income. Lyondell’s policy is to capitalize interest cost incurred on debt during the construction of major projects exceeding one year.

Long-Lived Asset Impairment—Lyondell evaluates long-lived assets, including identifiable intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When it is probable that undiscounted future cash flows will not be sufficient to recover an asset’s carrying amount, the asset is written down to its estimated fair value. Long-lived assets to be disposed of are reported at the lower of carrying amount or estimated fair value less costs to sell the assets.

Goodwill—Goodwill represents the excess of purchase price paid over the fair value assigned to the net tangible and identifiable intangible assets of an acquired business. In 2000 and 2001, goodwill was amortized using the straight-line method over 40 years, the estimated useful life. Amortization of goodwill ceased effective January 1, 2002 as described below under Accounting Changes Adopted in 2002. Beginning in 2002, goodwill is reviewed for impairment annually.

Turnaround Maintenance and Repair Costs—Costs of maintenance and repairs exceeding $5 million incurred in connection with turnarounds of major units at Lyondell’s manufacturing facilities are deferred and amortized using the straight-line method over the period until the next planned turnaround, generally four to six years. These costs are maintenance, repair and replacement costs that are necessary to maintain, extend and improve the operating capacity and efficiency rates of the production units.

Deferred Software Costs—Costs to purchase and to develop software for internal use are deferred and amortized on a straight-line basis over periods of 3 to 7 years.

Other Deferred Charges—Other deferred charges are carried at amortized cost and primarily consist of deferred debt issuance costs, patents and licensed technology, capacity reservation fees and other long-term processing rights and costs. These assets are amortized using the straight-line method over their estimated useful lives or the term of the related agreement, if shorter.

Environmental Remediation Costs—Anticipated expenditures related to investigation and remediation of contaminated sites, which include operating facilities and waste disposal sites, are accrued when it is probable a liability has been incurred and the amount of the liability can reasonably be estimated. Estimated expenditures have not been discounted to present value.

Minority Interest—Minority interest primarily represents the interest of unaffiliated investors in a partnership that owns Lyondell’s PO/SM II plant at the Channelview, Texas complex. The minority interest share of the partnership’s income or loss is reported in “Other income (expense), net” in the Consolidated Statement of Income.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Income Taxes—Deferred income taxes result from temporary differences in the recognition of revenues and expenses for tax and financial reporting purposes. Valuation allowances are provided against deferred tax assets when it is more likely than not that some portion or all of the deferred tax asset will not be realized.

Foreign Currency Translation—The functional currency of Lyondell’s principal non-U.S. operations is the local currency, except the Brazilian operation for which it is the U.S. dollar.

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounting Changes—Effective January 1, 2002, Lyondell implemented Statement of Financial Accounting Standards (“SFAS”) No. 141, Business Combinations, SFAS No. 142, Goodwill and Other Intangible Assets, and SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. Implementation of SFAS No. 141 and SFAS No. 144 did not have a material effect on the consolidated financial statements of Lyondell.

Upon implementation of SFAS No. 142, Lyondell reviewed its goodwill for impairment and concluded that goodwill was not impaired. However, Equistar reviewed its goodwill for impairment and concluded that the entire balance was impaired, resulting in a $1.1 billion charge to Equistar’s earnings as of January 1, 2002 (see Note 7). The conclusion was based on a comparison to Equistar’s indicated fair value, using multiples of EBITDA (earnings before interest, taxes, depreciation and amortization) for comparable companies as an indicator of fair value. Lyondell’s 41% share of the Equistar charge was offset by a corresponding reduction in the excess of Lyondell’s 41% share of Equistar’s partners’ capital over the carrying value of Lyondell’s investment in Equistar. Consequently, there was no net effect of the impairment on Lyondell’s earnings or investment in Equistar.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As a result of implementing SFAS No. 142, Lyondell’s pretax income in 2002 and subsequent years is favorably affected by $30 million annually because of the elimination of Lyondell’s goodwill amortization. The following table presents Lyondell’s results of operations for all periods presented as adjusted to eliminate goodwill amortization.

	For the year ended December 31,
Millions of dollars, except per share data	2002	2001	2000
Reported income (loss) before extraordinary items	$(133)	$(145)	$470
Add back: goodwill amortization, net of tax	—	22	23

Adjusted income (loss) before extraordinary items	$(133)	$(123)	$493

Reported net income (loss)	$(148)	$(150)	$437
Add back: goodwill amortization, net of tax	—	22	23

Adjusted net income (loss)	$(148)	$(128)	$460

Diluted earnings per share: (a)
Reported income (loss) before extraordinary items	$(.99)	$(1.24)	$3.99
Add back: goodwill amortization, net of tax	—	.19	.20

Adjusted income (loss) before extraordinary items	$(.99)	$(1.05)	$4.19

Reported net income (loss)	$(1.10)	$(1.28)	$3.71
Add back: goodwill amortization, net of tax	—	.19	.20

Adjusted net income (loss)	$(1.10)	$(1.09)	$3.91

(a)	Basic and diluted earnings (loss) per share are the same in all years except that basic earnings per share in 2000 are higher by $0.01.

Anticipated Accounting Changes—Lyondell expects to implement three significant accounting changes in 2003, as discussed below.

To better reflect the full cost of employee compensation, Lyondell has elected to adopt the “fair value” method of accounting for employee stock options, the preferred method as defined by SFAS No. 123, Accounting for Stock-Based Compensation. SFAS No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure, issued by the FASB in December 2002, provides three alternative methods of transition for a voluntary change to the fair value method, as well as requiring certain disclosures about the method employed and its effect on reported results. Lyondell will implement SFAS No. 148 in 2003, using the prospective method. Under this method, an estimate of the fair value of any options granted to employees during 2003 or thereafter will be charged to earnings over the related vesting period. This change is expected to reduce 2003 earnings by $0.01 to $0.02 per share.

Lyondell currently accounts for employee stock options under the intrinsic value based method prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. Accordingly, no compensation cost has been recognized in connection with stock option grants under the plans. The pro forma effect on net income and earnings per share from calculating compensation expense in the manner described in SFAS No. 123, Accounting for Stock-Based Compensation, in 2002, 2001 and 2000 and the assumptions used to estimate the fair value per share of options granted as of the date of grant using the Black-Scholes option-pricing model are summarized in the table below.

	For the year ended December 31,
Millions of dollars, except per share data	2002	2001	2000
Reported net income (loss)	$(148)	$(150)	$437
Deduct pro forma effect of stock-based compensation using fair value based method, net of tax	(8)	(7)	(4)

Pro forma net income (loss)	$(156)	$(157)	$433

Diluted earnings per share: (a)
Reported	$(1.10)	$(1.28)	$3.71
Pro forma	$(1.16)	$(1.34)	$3.68
Assumptions:
Fair value per share of options granted	$4.21	$4.08	$4.04
Fair value assumptions:
Dividend yield	6.06%	5.88%	5%
Expected volatility	47%	42%	46%
Risk-free interest rate	5.54%	5.28%	6.5%
Maturity, in years	10	10	10

(a)	Basic and diluted earnings (loss) per share are the same in all years except that basic earnings per share in 2000 are higher by $0.01.

The pro forma effect on earnings and earnings per share in 2000 is lower due to the effect of a three-year vesting period for stock options and the initiation of annual stock option awards beginning in 1999.

In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. The primary impact of the statement on Lyondell, when implemented in 2003, will be the classification of gains or losses that result from the early extinguishment of debt as an element of income before extraordinary items. Reclassification of prior period gains or losses that were originally reported as extraordinary items also will be required. See Note 4.

In January 2003, the FASB issued Interpretation No. 46 (“FIN No. 46”), Consolidation of Variable Interest Entities. FIN No. 46 addresses situations in which a company should include in its financial statements the assets, liabilities and activities of another entity. FIN No. 46 applies immediately to entities created after January 31, 2003 and, for Lyondell and Equistar, will apply to older entities beginning in the third quarter

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2003. Lyondell expects the application of FIN 46 to result in the consolidation of the entity from which it leases BDO-2. See Note 14.

The consolidation of this entity as of December 31, 2002, using exchange rates as of that date, would result in a net increase in property, plant and equipment of approximately $181 million, a decrease in other liabilities of $12 million, a $197 million increase in debt and a $3 million after-tax charge, which will be reported as the cumulative effect of an accounting change. Equistar expects the application of FIN 46 to result in the consolidation of an entity from which it leases certain railcars. Consolidation of this entity as of December 31, 2002 would result in a net increase in property, plant and equipment of approximately $116 million, a decrease in prepaid expense of $13 million, a $103 million increase in debt and an immaterial charge to be reported as the cumulative effect of an accounting change.

Other Recent Accounting Pronouncements— In June 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 143, Accounting for Asset Retirement Obligations, which addresses obligations associated with the retirement of tangible long-lived assets. In July 2002, the FASB issued SFAS No. 146, Accounting for Exit or Disposal Activities. SFAS No. 146 addresses the recognition, measurement, and reporting of costs associated with exit and disposal activities, including restructuring activities and facility closings. SFAS No. 146 will be effective for activities initiated after December 31, 2002. Lyondell does not expect adoption of SFAS No. 143 or SFAS No. 146 to have a material impact on its consolidated financial statements.

In November 2002, the FASB issued Interpretation No. 45 (FIN No. “45”), Guarantor’s Accounting and Disclosure Requirements. FIN No. 45 expands required disclosures for certain types of guarantees for the period ended December 31, 2002 and requires recognition of a liability at fair value for guarantees granted after December 31, 2002. Lyondell has provided required disclosures with respect to guarantees in Notes 13, 14 and 24.

Reclassifications—Certain previously reported amounts have been reclassified to conform to classifications adopted in 2002.

3.    Restructuring Charges

During 2001, Lyondell recorded a pretax charge of $63 million, which is included in cost of sales in the Consolidated Statements of Income, associated with its decision to exit the aliphatic diisocyanates (“ADI”) business. The decision reflected the limited ongoing strategic value to Lyondell of the ADI business and Lyondell’s poor competitive position in the ADI business. The decision involved the shutdown of the ADI manufacturing unit at the Lake Charles, Louisiana facility. The action included a 20% reduction of the Lake Charles workforce, as well as ADI-related research and sales positions at other locations. The $63 million charge included $45 million to adjust the carrying values of the ADI assets to their estimated net realizable value, $15 million of accrued liabilities for exit costs and $3 million for severance and other employee-related costs for nearly 100 employee positions that were eliminated. Payments of $9 million for exit costs and $3 million for severance and other employee-related costs were made through December 31, 2002. In addition, cash proceeds from asset sales exceeded asset carrying values by $2 million in 2002 and were credited to the accrual, resulting in a remaining accrued liability of $8 million at December 31, 2002, which will be paid out in 2003.

4.    Extraordinary Items

During 2002, Lyondell prepaid a portion of Term Loan E in the principal amount of $515 million and amended its credit facility. As a result, Lyondell recognized the $12 million prepayment premium and the writeoff of unamortized debt issuance costs of $10 million, or a total, after tax, of $15 million, as an extraordinary loss on extinguishment of debt.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

During 2001, Lyondell wrote off unamortized debt issuance costs and amendment fees of $7 million related to the early repayment of $384 million of variable-rate debt outstanding under Lyondell’s credit facility. The charge, less a tax benefit of $2 million, was reported as an extraordinary loss on extinguishment of debt.

During 2000, Lyondell retired debt in the principal amount of $2.2 billion prior to maturity. Lyondell wrote off $40 million of unamortized debt issuance costs and amendment fees and paid call premiums of $10 million. The total charges of $50 million, less a tax benefit of $17 million, were reported as an extraordinary loss on extinguishment of debt. Prior to the above write offs, the debt issuance costs and amendment fees had been deferred and amortized to interest expense.

In 2003, these amounts will be reclassified and reported as an element of income before extraordinary items. See also Notes 2 and 13.

5.    Gain on Sale of Assets

Substantially all of Lyondell’s consolidated operations were acquired with the July 28, 1998 acquisition of ARCO Chemical Company. On March 31, 2000, Lyondell completed the sale of the polyols business and ownership interests in its U.S. PO manufacturing operations to Bayer AG and Bayer Corporation (collectively “Bayer”) for approximately $2.45 billion. Lyondell recorded a pretax gain on the sale of $590 million. Lyondell used net proceeds of the asset sale to retire a significant portion of its outstanding debt (see Note 13). The polyols business had sales of approximately $220 million for the three months ended March 31, 2000. The accompanying Consolidated Statements of Income included the operating results of the polyols business through March 31, 2000.

As part of the asset sale, Lyondell accrued liabilities of $53 million for employee severance and other employee benefits, covering approximately 850 employees. The affected employees were generally terminated on or about April 1, 2000, with a limited number providing transition services through mid-2001. During the third quarter 2000, Lyondell reduced the accrued liability by $25 million due to a reduction in the number of affected employees and significantly lower than expected payments of severance and other benefits. Payments of $28 million for severance, relocation and other employee benefits were made through December 31, 2002, satisfying the remainder of the liability.

6.    Investment in PO Joint Ventures

As part of the sale of the polyols business and ownership interests in its U.S. PO manufacturing operations to Bayer (see Note 5), Lyondell entered into a U.S. PO manufacturing joint venture with Bayer (the “PO Joint Venture”) and a separate joint venture with Bayer for certain related PO technology (the “PO Technology Joint Venture”). Lyondell contributed approximately $1.2 billion of assets at historical book value to the joint ventures, and allocated $522 million of that book value to the partnership interest sold to Bayer. Lyondell’s continuing interest is reported as “Investment in PO joint ventures” in the accompanying Consolidated Balance Sheets.

Bayer’s ownership interest represents ownership of an in-kind portion of the PO production of the PO Joint Venture. Bayer’s share of PO production is approximately 1.5 billion pounds annually. Lyondell takes in kind the remaining PO production and all co-product (SM and TBA) production from the PO Joint Venture.

Lyondell operates the PO Joint Venture plants and arranges and coordinates the logistics of PO delivery. The partners share in the cost of production and logistics based on their product offtake. Lyondell reports the cost of its product offtake as inventory and cost of sales in its Consolidated Financial Statements. Related cash flows are reported in the operating cash flow section of the Consolidated Statement of Cash Flows. Lyondell’s investment in the PO Joint Venture and the PO Technology Joint Venture is reduced through recognition of its share of the

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

depreciation and amortization of the assets of the joint ventures, which is included in cost of sales. Other changes in the investment balance are principally due to additional capital investments by Lyondell in the PO joint ventures.

In December 2000, Lyondell and Bayer formed a separate joint venture (“PO-11 Joint Venture”) for the construction of a world-scale PO/SM plant, known as PO-11, located in The Netherlands. At that time, Lyondell sold a 50% interest in the construction project to Bayer for approximately $52 million, based on project expenditures to date. Lyondell and Bayer each contributed their 50% interest in PO-11 into the PO-11 Joint Venture and, thereafter, each bears 50% of the continuing costs to complete the project. The plant is expected to begin operations in the second half of 2003. Lyondell and Bayer do not share marketing or product sales under either the PO Joint Venture or PO-11 Joint Venture. Lyondell’s contributions to the PO-11 Joint Venture are reported as “Investment in PO joint ventures” in the accompanying Consolidated Balance Sheets and as “Contributions and advances to affiliates” in the Consolidated Statements of Cash Flows. Total assets of the PO joint ventures, primarily property, plant and equipment, were $1,576 million and $1,458 at December 31, 2002 and 2001, respectively. During 2002 and 2001, Lyondell capitalized $10 million and $3 million, respectively, of interest related to the PO-11 construction project and included the capitalized amounts in its investment in the PO-11 Joint Venture.

7.    Investment in Equistar Chemicals, LP

Equistar was formed on December 1, 1997 as a joint venture between Lyondell and Millennium Chemicals Inc. (“Millennium”), to own and operate the businesses contributed by the partners. Lyondell contributed substantially all of the assets comprising its petrochemicals and polymers business segments, while Millennium contributed substantially all of the assets comprising its polyethylene and related products, performance polymers and ethanol businesses. On May 15, 1998, the ethylene, propylene and ethylene oxide and derivatives businesses of Occidental Petroleum Corporation (“Occidental”) were contributed to Equistar (“Occidental Contributed Business”).

Prior to August 22, 2002, Lyondell had a 41% interest in Equistar, while Millennium and Occidental each had a 29.5% interest. On August 22, 2002, Lyondell acquired Occidental’s 29.5% interest in Equistar. See also Note 19. Following the acquisition, Lyondell has a 70.5% interest in Equistar. Because the partners jointly control certain key management decisions, including approval of the strategic plan, capital expenditures and annual budget, issuance of additional debt and the appointment of executive management of the partnership, Lyondell accounts for its investment in Equistar using the equity method of accounting. As a partnership, Equistar is not subject to federal income taxes.

Summarized financial information for Equistar follows:

	December 31,
Millions of dollars	2002	2001
BALANCE SHEETS
Total current assets	$1,126	$1,256
Property, plant and equipment, net	3,565	3,705
Goodwill, net	—	1,053
Other assets	361	324

Total assets	$5,052	$6,338

Current maturities of long-term debt	$32	$104
Other current liabilities	682	587
Long-term debt	2,196	2,233
Other liabilities	221	177
Partners’ capital	1,921	3,237

Total liabilities and partners’ capital	$5,052	$6,338

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	For the year ended December 31,
	2002	2001	2000
STATEMENTS OF INCOME
Sales and other operating revenues	$5,537	$5,909	$7,495
Cost of sales	5,388	5,755	6,908
Selling, general and administrative expenses	155	181	182
Research and development expense	38	39	38
Amortization of goodwill	—	33	33

Operating income (loss)	(44)	(99)	334
Interest expense, net	204	189	181
Other income, net	2	8	-—

Income (loss) before extraordinary item and cumulative effect of accounting change	(246)	(280)	153
Extraordinary loss on extinguishment of debt	—	(3)	—
Cumulative effect of accounting change	(1,053)	—	—

Net income (loss)	$(1,299)	$(283)	$153

OTHER INFORMATION
Depreciation and amortization	$298	$319	$308
Expenditures for property, plant and equipment	118	110	131

As discussed in Note 2, as part of the implementation of SFAS No. 142 as of January 1, 2002, the entire unamortized balance of Equistar’s goodwill was determined to be impaired. Accordingly, Equistar’s earnings in 2002 were reduced by $1.1 billion. Lyondell’s 41% share of charge for impairment of Equistar’s goodwill was offset by a corresponding reduction in the difference between Lyondell’s investment in Equistar and its underlying equity in Equistar’s net assets.

Lyondell’s income (loss) from its investment in Equistar consists of Lyondell’s share of Equistar’s income (loss) before the cumulative effect of the accounting change and the accretion of the difference between Lyondell’s investment and its underlying equity in Equistar’s net assets. At December 31, 2002, Lyondell’s underlying equity in Equistar’s net assets exceeded its investment in Equistar by approximately $170 million. This difference is being accreted over 15 years.

Lyondell purchases ethylene, propylene and benzene at market-related prices from Equistar under various agreements expiring in 2013 and 2014. With the exception of one pre-existing third-party supply agreement for a product, expiring in 2015, Lyondell is required to purchase 100% of its ethylene, propylene and benzene requirements for its Channelview and Bayport, Texas facilities from Equistar. In addition, a wholly owned subsidiary of Lyondell licenses MTBE technology to Equistar. Lyondell also purchases a significant portion of the MTBE produced by Equistar at one of its two Channelview units at market-related prices. Equistar’s sales to Lyondell were $459 million, $405 million and $572 million for the years ended December 31, 2002, 2001 and 2000, respectively. In addition, Equistar purchased $1 million, $4 million and $2 million of products from Lyondell for the years ended December 31, 2002, 2001 and 2000, respectively.

Equistar acts as sales agent for the methanol products of Lyondell Methanol Company, L.P. (“LMC”), which was wholly owned by Lyondell effective May 1, 2002. Equistar also provides operating and other services for LMC under the terms of existing agreements that were assumed by Equistar from Lyondell, including the lease to LMC by Equistar of the real property on which LMC’s methanol plant is located. Pursuant to the terms of those agreements, LMC pays Equistar a management fee. Equistar billed LMC $6 million annually in 2002, 2001 and 2000 for the aforementioned services and lease. The natural gas for LMC’s plant is purchased by Equistar as agent for LMC

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

under Equistar master agreements with various third party suppliers. Equistar billed LMC $76 million, $86 million and $85 million in 2002, 2001 and 2000, respectively, for such natural gas purchases.

Sales by Equistar to LCR, primarily of certain olefins by-products and processing services, were $344 million, $380 million and $440 million for the years ended December 31, 2002, 2001 and 2000, respectively. Purchases by Equistar from LCR, primarily of refinery products, during the years ended December 31, 2002, 2001 and 2000 totaled $219 million, $205 million and $264 million, respectively.

Under a shared service agreement, Lyondell provides office space and various services to Equistar, including information technology, human resources, sales and marketing, raw material supply, supply chain, health, safety and environmental, engineering, research and development, facility services, legal, accounting, treasury, internal audit and tax. Lyondell charges Equistar for its share of the cost of such services. Direct costs, incurred exclusively for Equistar, are also charged to Equistar. Billings by Lyondell to Equistar were approximately $134 million, $135 million and $111 million for the years ended December 31, 2002, 2001 and 2000, respectively. Costs related to a limited number of shared services, primarily engineering, continue to be incurred by Equistar. In such cases, Equistar charges Lyondell for its share of such costs. Billings by Equistar to Lyondell were approximately $7 million, $9 million and $17 million for the years ended December 31, 2002, 2001 and 2000, respectively.

8.    Investment in LYONDELL-CITGO Refining LP

In July 1993, LCR was formed to own and operate Lyondell’s refining business. LCR is owned by subsidiaries of Lyondell and CITGO. Lyondell owns 58.75% of the partnership. Lyondell’s income from its investment in LCR presented in the Consolidated Statements of Income consists of Lyondell’s share of LCR’s net income and the accretion of the difference between Lyondell’s investment and its underlying equity in LCR’s net assets. The difference between Lyondell’s investment in LCR and its underlying equity in LCR’s net assets was approximately $275 million at December 31, 2002. This difference is being accreted over 25 years.

Summarized financial information for LCR is as follows:

	December 31,
Millions of dollars	2002	2001
BALANCE SHEETS
Total current assets	$357	$230
Property, plant and equipment, net	1,312	1,343
Other assets	88	97

Total assets	$1,757	$1,670

Notes payable	$—	$50
Other current liabilities	514	335
Long-term debt	450	450
Loans payable to partners	264	264
Other liabilities	126	79
Partners’ capital	403	492

Total liabilities and partners’ capital	$1,757	$1,670

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	For the year ended December 31,
	2002	2001	2000
STATEMENTS OF INCOME
Sales and other operating revenues	$3,392	$3,284	$4,075
Cost of sales	3,093	2,967	3,826
Selling, general and administrative expenses	53	61	60

Operating income	246	256	189
Interest expense, net	32	51	61

Income before extraordinary item	214	205	128
Extraordinary loss on extinguishment of debt	(1)	(2)	—

Net income	$213	$203	$128

OTHER INFORMATION
Depreciation and amortization	$116	$108	$112
Expenditures for property, plant and equipment	65	109	60

In December 2002, LCR completed the refinancing of its credit facilities, with a new $450 million term bank loan facility and a $70 million working capital revolving credit facility with 18-month terms. The facilities, secured by substantially all of the assets of LCR, will mature in June 2004. They replace LCR’s $450 million term loan and $70 million revolving credit facility, which were scheduled to mature in January 2003. Loans payable to partners include $229 million payable to Lyondell and $35 million payable to CITGO. These loans have been extended and will mature in December 2004.

Sales from LCR to Equistar, primarily of refinery products, were $219 million, $205 million and $264 million for the years ended December 31, 2002, 2001 and 2000, respectively. Purchases by LCR from Equistar, primarily of certain olefins by-products and processing services, during the years ended December 31, 2002, 2001 and 2000 totaled $344 million, $380 million and $440 million, respectively.

Lyondell has various service and cost sharing arrangements with LCR. Billings by Lyondell to LCR were approximately $3 million, $3 million and $4 million per year for the years ended December 31, 2002, 2001 and 2000, respectively. Billings from LCR to Lyondell were approximately $2 million, $3 million and $2 million for the years ended December 31, 2002, 2001 and 2000, respectively.

LCR has a long-term crude supply agreement (“Crude Supply Agreement” or “CSA”) with Lagoven, S.A., now known as PDVSA Petróleo, S.A. (“PDVSA Oil”), an affiliate of CITGO (see “Crude Supply Agreement” section of Note 18). The Crude Supply Agreement, which expires on December 31, 2017, incorporates formula prices to be paid by LCR for the crude oil supplied based on the market value of a slate of refined products deemed to be produced from each particular crude oil or feedstock, less: (1) certain deemed refining costs, adjustable for inflation and energy costs; (2) certain actual costs; and (3) a deemed margin, which varies according to the grade of crude oil or other feedstock delivered. The actual refining margin earned by LCR may vary from the formula amount depending on, among other things, timing differences in incorporating changes in refined product market values and energy costs into the Crude Supply Agreement’s deemed margin calculations and the efficiency with which LCR conducts its operations from time to time. Although LCR believes that the Crude Supply Agreement reduces the volatility of LCR’s earnings and cash flows over the long-term, the Crude Supply Agreement also limits LCR’s ability to enjoy higher margins during periods when the market price of crude oil is low relative to then-current market prices for refined products. In addition, if the actual yields, costs or volumes of the LCR refinery differ substantially from those contemplated by the Crude Supply Agreement, the benefits of this agreement to LCR could be substantially diminished, and could result in lower earnings and cash flow for LCR. Furthermore, there may be periods during which LCR’s costs for crude oil under the Crude Supply Agreement may be higher than might otherwise be available to LCR from other sources. A disparate increase in the

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

price of heavy crude oil relative to the prices for its products has the tendency to make continued performance of its obligations under the Crude Supply Agreement less attractive to PDVSA Oil.

In addition, under the terms of a long-term product sales agreement (“Products Agreement”), CITGO purchases substantially all of the refined products produced by LCR. Both PDVSA Oil and CITGO are direct or indirect, wholly owned subsidiaries of Petróleos de Venezuela, S.A., the national oil company of the Republic of Venezuela.

9.    Accounts Receivable

Lyondell sells its products primarily to other industrial concerns in the petrochemicals and refining industries. Lyondell performs ongoing credit evaluations of its customers’ financial condition, and, in certain circumstances, requires letters of credit from them. Lyondell’s allowance for doubtful accounts receivable, which is reflected in the Consolidated Balance Sheets as a reduction of accounts receivable, totaled $6 million and $12 million at December 31, 2002 and 2001, respectively.

In December 2001, Lyondell amended its existing receivables purchase agreement with an independent issuer of receivables-backed commercial paper, extending the term until December 2004. Under the terms of the agreement, Lyondell agreed to sell, on an ongoing basis and without recourse, designated accounts receivable. Lyondell is obligated to sell new receivables as existing receivables are collected. The agreement currently permits the sale of up to $85 million of domestic accounts receivable. The amount of receivables permitted to be sold is determined by a formula. As of December 31, 2002 and 2001, the balance of Lyondell’s accounts receivable sold under this arrangement was $65 million. Increases and decreases in the amount sold are reflected in operating cash flows in the Consolidated Statements of Cash Flows. Fees related to the sales are included in “Other income (expense), net” in the Consolidated Statements of Income.

10.    Inventories

Inventories consisted of the following components at December 31:

Millions of dollars	2002	2001
Finished goods	$271	$262
Work-in-process	7	5
Raw materials	29	19
Materials and supplies	37	30

Total inventories	$344	$316

The current cost of inventories approximated the book value for inventories carried under the LIFO method of inventory accounting.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

11.    Property, Plant and Equipment, Goodwill and Other Assets

The components of property, plant and equipment, at cost, and the related accumulated depreciation were as follows at December 31:

Millions of dollars	2002	2001
Land	$11	$10
Manufacturing facilities and equipment	2,959	2,529
Construction in progress	30	113

Total property, plant and equipment	3,000	2,652
Less accumulated depreciation	(631)	(359)

Property, plant and equipment, net	$2,369	$2,293

No interest was capitalized to property, plant and equipment during 2002, 2001 and 2000. See Note 6 for other interest capitalized.

Goodwill, at cost, and the related accumulated amortization were as follows at December 31:

Millions of dollars	2002	2001
Goodwill	$1,240	$1,212
Less accumulated amortization	(110)	(110)
Goodwill, net	$1,130	$1,102

The components of other assets at cost, and the related accumulated amortization were as follows at December 31:

	2002			2001
Millions of dollars	Cost	Accumulated Amortization	Net	Cost	Accumulated Amortization	Net
Intangible assets:
MTBE contract	$—	$—	$—	$150	$(114)	$36
Debt issuance costs	135	(59)	76	114	(42)	72
Technology costs	132	(63)	69	132	(51)	81
Software costs	62	(19)	43	57	(9)	48
Turnaround costs	60	(26)	34	46	(12)	34
Other	87	(62)	25	91	(53)	38

Total intangible assets	$476	$(229)	247	$590	$(281)	309

Company-owned life insurance			147			147
Other			35			26

Total other assets			$429			$482

Scheduled amortization of these intangible assets for the next five years is estimated at $38 million in 2003, $37 million in 2004, $37 million in 2005, $37 million in 2006 and $37 million in 2007.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Depreciation and amortization expense is summarized as follows:

Millions of dollars	2002	2001	2000
Property, plant and equipment	$137	$124	$136
MTBE contract	36	33	33
Investment in PO Joint Venture	32	31	24
Goodwill	—	30	32
Turnaround costs	14	16	10
Software costs	10	6	3
Other	15	14	23

Total depreciation and amortization	$244	$254	$261

In addition, amortization of debt issuance costs of $16 million, $15 million and $18 million in 2002, 2001, and 2000, respectively, is included in interest expense in the Consolidated Statements of Income.

12.    Accrued Liabilities

Accrued liabilities consisted of the following components at December 31:

Millions of dollars	2002	2001
Interest	$70	$58
Payroll and benefits	63	46
Contractual obligations	55	52
Taxes other than income	51	46
Income taxes	25	21
Other	15	10

Total accrued liabilities	$279	$233

13.    Long-Term Debt

In December 2002, Lyondell issued $337 million principal amount of 9.5% senior secured notes due 2008, using net proceeds, after discount and fees, of $321 million to prepay $315 million of the principal amount outstanding under Term Loan E of the credit facility and to pay a $6 million prepayment premium.

In July 2002, Lyondell completed debt and equity offerings, as well as amendments to its credit facility, to the transaction documents related to the BDO-2 facility (see Note 14) and to the indentures related to its senior notes. Lyondell issued $278 million principal amount of 11.125% senior secured notes due 2012, using proceeds of $204 million to prepay $200 million of the principal amount outstanding under Term Loan E of the credit facility and to pay a $4 million prepayment premium. The remaining net proceeds, after discount and fees, of approximately $65 million were used for working capital and general corporate purposes. As discussed in Note 19, Lyondell also issued equity securities for net proceeds of $110 million that also were used for working capital and general corporate purposes.

The amended credit facility extended the maturity of the revolving credit facility from July 2003 to June 2005, reduced the size of the revolving credit facility from $500 million to $350 million, made certain financial ratio requirements less restrictive, made the covenant limiting acquisitions more restrictive and added a covenant limiting certain non-regulatory capital expenditures. The BDO-2 transaction documents were also amended to incorporate the revised covenants from the credit facility. Also, after receiving consents from the holders of the senior secured and senior subordinated notes, Lyondell amended the indentures related to those notes. The principal indenture

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

amendment revised a limitation that had restricted payment of Lyondell’s current $0.90 per share annual cash dividend to a specified number of shares. As a result of the amendment, the number of shares with respect to which an annual cash dividend of up to $0.90 per share may be paid is no longer restricted by the covenants. Lyondell paid fees totaling $17 million related to the amendments. Lyondell had previously obtained amendments to the credit facility and the financial ratio requirements in September 2001 and March 2001.

The $350 million revolving credit facility, which matures in June 2005, was undrawn at December 31, 2002. Amounts available under the credit facility are reduced to the extent of certain outstanding letters of credit. Lyondell had outstanding letters of credit totaling $57 million at December 31, 2002, of which $49 million reduced the available credit facility.

In December 2001, Lyondell issued $393 million of 9.5% senior secured notes due December 15, 2008. The proceeds were used to prepay $384 million of variable-rate debt outstanding under Lyondell’s credit facility.

Lyondell used the net proceeds of the March 31, 2000 asset sale (see Note 5) to reduce its variable-rate debt by $2.06 billion during 2000. During the fourth quarter 2000, Lyondell also repaid $200 million of debentures, which matured in November 2000 and reduced variable rate debt by an additional $150 million.

Long-term debt consisted of the following at December 31:

Millions of dollars	2002	2001
Bank credit facility
Revolving credit facility	$—	$—
Term Loan E due 2006, LIBOR plus 4.375%	103	634
Other debt obligations:
Senior Secured Notes, Series A due 2007, 9.625%	900	900
Senior Secured Notes, Series B due 2007, 9.875%	1,000	1,000
Senior Secured Notes due 2008, 9.5%	393	393
Senior Secured Notes due 2008, 9.5%	330	—
Senior Secured Notes due 2012, 11.125%	276	—
Senior Subordinated Notes due 2009, 10.875%	500	500
Debentures due 2005, 9.375%	100	100
Debentures due 2010, 10.25%	100	100
Debentures due 2020, 9.8%	224	224
Other	1	2

Total long-term debt	3,927	3,853
Less current maturities	1	7

Long-term debt, net	$3,926	$3,846

Borrowing under Term Loan E had a weighted average interest rate of 6.25% and 8.54% during 2002 and 2001, respectively. The 9.5% Senior Secured Notes due 2008 have a face amount of $337 million and are shown net of unamortized discount of $7 million.

The amended credit facility and the amended indentures pertaining to Lyondell’s senior secured notes and senior subordinated notes contain covenants that, subject to exceptions, restrict sale and leaseback transactions, lien incurrence, debt incurrence, dividends, investments, non-regulatory capital expenditures, certain payments, sales of assets and mergers. In addition, the credit facility requires Lyondell to maintain specified financial ratios and consolidated net worth, as defined in the credit facility. The breach of these covenants could permit the lenders to declare the loans immediately payable and could permit the lenders under Lyondell’s credit facility to terminate future lending commitments. Furthermore, a default under Equistar’s debt instruments which results in, or permits, the acceleration of more than $50 million of indebtedness would constitute a cross-default under Lyondell’s credit facility.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As a result of continuing adverse conditions in the industry, in March 2003, Lyondell obtained amendments to its credit facility to provide additional financial flexibility by easing certain financial ratio requirements. The BDO-2 transaction documents were also amended to incorporate the revised covenants from the credit facility.

Following amendments to the indentures for certain Equistar debt in November 2000, Lyondell is guarantor of $300 million of the Equistar debt and a co-obligor with Equistar for $30 million. Under certain limited circumstances the debt holders of the $30 million on which Lyondell is a co-obligor have the right to require repurchase of the debt by Lyondell.

Aggregate maturities of all long-term debt during the next five years are $1 million in 2003, $1 million in 2004, $151 million in 2005, $50 million in 2006, $1.9 billion in 2007 and $1.8 billion thereafter.

14.    Lease Commitments

Lyondell leases various facilities and equipment under noncancelable lease arrangements for varying periods. As of December 31, 2002, future minimum lease payments for the next five years and thereafter, relating to all noncancelable operating leases with terms in excess of one year were as follows:

Millions of dollars
2003	$69
2004	67
2005	62
2006	54
2007	39
Thereafter	79

Total minimum lease payments	$370

Operating lease net rental expenses for 2002, 2001 and 2000 were $71 million, $70 million and $74 million, respectively.

In July 2002, Lyondell began leasing a new butanediol (“BDO”) production facility in The Netherlands, known as BDO-2, under an operating lease with an initial term of 5 years. Construction of the facility, completed in June 2002, was financed by an unaffiliated entity that had been established for the purpose of serving as lessor with respect to this facility. Future minimum annual lease payments under the operating lease, amounting to $13 million per year using December 31, 2002 exchange and interest rates, are equivalent to interest on the lessor’s cost of construction, and are included for 5 years in the table above. The interest rate specified in the lease is based on EURIBOR plus 3.75%.

Lyondell may, at its option, renew the lease for four additional five-year terms or may purchase the facility at any time during the lease terms at the lessor’s cost of construction. If Lyondell does not exercise the purchase option before the end of the last renewal period, the facility will be sold. In the event the sales proceeds are less than the lessor’s cost of construction, Lyondell will pay the difference to the lessor, but not more than the guaranteed residual value. The guaranteed residual value, which is not included in future minimum lease payments above, is 155 million euros, or $162 million, using December 31, 2002 exchange rates. Under the transaction documents related to BDO-2, Lyondell is subject to certain financial and other covenants that are substantially the same as those contained in Lyondell’s credit facility. See Note 13.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

15.    Financial Instruments and Derivatives

The effects of foreign currency derivative instruments were not significant during 2002, 2001 and 2000. Foreign exchange transactions were insignificant in 2002 and 2001, and a net gain of $13 million in 2000.

The carrying value and the estimated fair value of Lyondell’s non-current, non-derivative financial instruments as of December 31, 2002 and 2001 are shown in the table below:

	2002		2001
Millions of dollars	Carrying Value	Fair Value	Carrying Value	Fair Value
Investments and long-term receivables	$2,349	$2,630	$1,619	$1,949
Long-term debt, including current maturities	3,927	3,367	3,853	3,816

The fair value of all nonderivative financial instruments included in current assets and current liabilities, including cash and cash equivalents, other short-term investments, accounts receivable, accounts payable and notes payable, approximated their carrying value due to their short maturity. Investments and long-term receivables, which consist primarily of equity investments in affiliated companies, were valued using current financial and other available information. Long-term debt, including amounts due within one year, was valued based upon the borrowing rates currently available to Lyondell for debt with terms and average maturities similar to Lyondell’s debt portfolio. Lyondell estimates the fair value of its residual value guarantee under an operating lease (see Note 14) and the fair value of its guarantee of certain Equistar debt (see Note 13) are not significant due to the low probability of future payments under the guarantee provisions.

Lyondell is exposed to credit risk related to its financial instruments in the event of nonperformance by the counterparties. Lyondell does not generally require collateral or other security to support these financial instruments. The counterparties to these transactions are major institutions deemed creditworthy by Lyondell. Lyondell does not anticipate nonperformance by the counterparties.

16.    Pension and Other Postretirement Benefits

Lyondell has defined benefit pension plans which cover employees in the United States and a number of other countries. Retirement benefits are based on years of service and the employee’s highest three consecutive years of compensation during the last ten years of service. Lyondell accrues pension costs based upon an actuarial valuation and funds the plans through periodic contributions to pension trust funds as required by applicable law. Lyondell also has unfunded supplemental nonqualified retirement plans, which provide pension benefits for certain employees in excess of the tax-qualified plans’ limits. In addition, Lyondell sponsors unfunded postretirement benefit plans other than pensions for U.S. employees, which provide medical and life insurance benefits. The postretirement medical plans are contributory, while the life insurance plans are, generally, noncontributory. The life insurance benefits will no longer be provided to employees retiring after July 1, 2002.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table provides a reconciliation of benefit obligations, plan assets and the funded status of the plans:

	Pension Benefits		Other Postretirement Benefits
Millions of dollars	2002	2001	2002	2001
Change in benefit obligation:
Benefit obligation, January 1	$554	$431	$91	$69
Service cost	17	15	2	2
Interest cost	35	36	5	5
Plan amendments	(19)	—	(9)	19
Actuarial loss	35	108	4	—
Benefits paid	(33)	(34)	(5)	(4)
Other	1	1	—	—
Foreign exchange effects	19	(3)	—	—

Benefit obligation, December 31	609	554	88	91

Change in plan assets:
Fair value of plan assets, January 1	364	412	—	—
Actual return on plan assets	(45)	(26)	—	—
Company contributions	4	17	5	4
Benefits paid	(33)	(34)	(5)	(4)
Foreign exchange effects	17	(5)	—	—

Fair value of plan assets, December 31	307	364	—	—

Funded status	(302)	(190)	(88)	(91)
Contributions	2	—	—	—
Unrecognized actuarial and investment loss	326	224	11	7
Unrecognized prior service cost (benefit)	(12)	5	(12)	(4)
Unrecognized transition obligation	3	3	—	—

Net amount recognized	$17	$42	$(89)	$(88)

Amounts recognized in the Consolidated Balance Sheet consist of:
Prepaid benefit cost	$21	$17	$—	$—
Accrued benefit liability	(213)	(124)	(89)	(88)
Intangible asset	3	3	—	—
Accumulated other comprehensive income – pretax	206	146	—	—

Net amount recognized	$17	$42	$(89)	$(88)

The above table for pension benefits includes non-U.S. pension plans of Lyondell. These plans constituted approximately 22% of the benefit obligation and 32% of the plan assets at December 31, 2002 and 18% of the benefit obligation and 26% of the plan assets at December 31, 2001.

The decrease in pension benefit obligations due to plan amendments in 2002 primarily resulted from changes limiting lump sum payouts of pension benefits in certain circumstances. The decrease in other postretirement benefit obligations due to plan amendments in 2002 primarily resulted from a change discontinuing life insurance benefits for employees retiring after July 1, 2002. The increase in other postretirement benefit obligations due to plan amendments in 2001 resulted from a change in the medical plan that increased Lyondell’s minimum contribution level per employee.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Pension plans with projected benefit obligations in excess of the fair value of assets are summarized as follows at December 31:

Millions of dollars	2002	2001
Projected benefit obligations	$609	$475
Fair value of assets	307	285

Pension plans with accumulated benefit obligations in excess of the fair value of assets are summarized as follows at December 31:

Millions of dollars	2002	2001
Accumulated benefit obligations	$430	$399
Fair value of assets	221	285

Net periodic pension and other postretirement benefit costs included the following components:

	Pension Benefits			Other Postretirement Benefits
Millions of dollars	2002	2001	2000	2002	2001	2000
Components of net periodic benefit cost:
Service cost	$17	$15	$14	$2	$2	$2
Interest cost	35	36	31	5	5	5

Actual loss (gain) on plan assets	45	26	(5)	—	—	—
Less-unrecognized loss	(77)	(62)	(45)	—	—	—

Recognized gain on plan assets	(32)	(36)	(40)	—	—	—
Prior service cost amortization	(2)	—	1	(1)	(2)	(3)
Actuarial and investment loss amortization	15	9	2	—	—	—
Net effect of curtailments, settlements and special termination benefits	—	9	(13)	—	1	(4)

Net periodic benefit cost	$33	$33	$(5)	$6	$6	$—

The 2001 net effect of curtailments, settlements and special termination benefits was primarily due to lump-sum settlements taken by retiring employees, which resulted in a net charge, while the 2000 net effect primarily related to employees terminated as part of the asset sale to Bayer, which resulted in a net credit. Non-U.S. pension plans comprised $5 million, $1 million and $2 million of net periodic pension cost for 2002, 2001 and 2000, respectively.

The assumptions used in determining the domestic net pension cost and net pension liability were as follows at December 31:

	Pension Benefits			Other Postretirement Benefits
	2002	2001	2000	2002	2001	2000
Weighted-average assumptions as of December 31:
Discount rate	6.50%	7.00%	7.50%	6.50%	7.00%	7.50%
Expected return on plan assets	9.50%	9.50%	9.50%	—	—	—
Rate of compensation increase	4.50%	4.50%	4.50%	—	4.50%	4.50%

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The assupmptions used in determining the net periodic pension cost and pension obligation for non-U.S. pension plans were based on the economic environment of each applicable country.

The assumed annual rate of increase in the per capita cost of covered health care benefits as of December 31, 2002 was 10% for 2003 through 2004, 7% for 2005 through 2007, and 5% thereafter. The health care cost trend rate assumption does not have a significant effect on the amounts reported due to limits on Lyondell’s maximum contribution level to the medical plan. To illustrate, increasing or decreasing the assumed health care cost trend rates by one percentage point in each year would change the accumulated postretirement benefit liability as of December 31, 2002 by $1 million and would not have a material effect on the aggregate service and interest cost components of the net periodic postretirement benefit cost for the year then ended.

Lyondell also maintains voluntary defined contribution savings plans for eligible employees. Contributions to the plans by Lyondell were $10 million, $12 million and $11 million for the years ended December 31, 2002, 2001 and 2000, respectively.

17.    Income Taxes

The significant components of the provision for (benefit from) income taxes were as follows for the years ended December 31:

Millions of dollars	2002	2001	2000
Current:
Federal	$(34)	$(92)	$154
Foreign	(3)	15	8
State	3	(2)	6

Total current	(34)	(79)	168

Deferred:
Federal	(52)	(35)	71
Foreign	26	52	(31)
State	2	(14)	15

Total deferred	(24)	3	55

Income tax (benefit) provision before tax effects of extraordinary items and other comprehensive income	$(58)	$(76)	$223

Tax effect of extraordinary items	(8)	(2)	(17)

Tax effects of elements of other comprehensive income:
Minimum pension liability	(34)	(46)	(5)
Net unrealized losses on derivative instruments	—	(1)	—

Total income tax (benefit) provision on comprehensive income	$(100)	$(125)	$201

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes, and the amounts used for income tax purposes. Significant components of Lyondell’s deferred tax liabilities and assets were as follows as of December 31:

Millions of dollars	2002	2001
Deferred tax liabilities:
Accelerated tax depreciation	$687	$587
Investments in joint venture partnerships	846	505
Goodwill	61	53
Other	29	20

Total deferred tax liabilities	1,623	1,165

Deferred tax assets:
Net operating loss carryforwards	443	318
Employee benefit plans	187	145
Deferred charges and revenues	63	70
Federal benefit attributable to deferred foreign taxes	43	25
Alternative minimum tax credit carryforwards	—	42
Other	70	68

Total deferred tax assets	806	668
Deferred tax asset valuation allowance	(29)	(16)

Net deferred tax assets	777	652

Net deferred tax liabilities	846	513
Add current portion of deferred tax assets	35	277

Long-term deferred income taxes	$881	$790

Lyondell has federal, state and foreign tax loss carryforwards, the tax benefit of which would be $443 million at the current statutory rate. The federal loss carryforward benefits of $366 million would begin expiring in 2014 and the foreign tax loss carryforward benefits in excess of the valuation reserve have no expiration date. The state tax loss carryforward benefits are $2 million.

During 2002, Lyondell converted certain intercompany debt of a French partnership into equity, thereby creating French taxable income that absorbed approximately 41 million euros, or $42 million, of French five-year loss carryforwards. The new equity can be reconverted into debt over the next 10 years, assuming business results improve. Such reconversion will give rise to French tax losses equal to any equity reconverted to debt. Lyondell has recognized a deferred tax asset and a related valuation reserve of $15 million at December 31, 2002 in connection with this transaction.

Management believes that it is more likely than not that the $777 million of deferred tax assets in excess of the valuation reserve of $29 million at December 31, 2002 will be realized. This conclusion is supported by the significant excess of total deferred tax liabilities over net deferred tax assets. These deferred tax liabilities, primarily related to depreciation, will reverse over the next 15 to 20 years. In addition, as discussed above, certain carryforwards either have no expiration dates or have long carryforward periods prior to their expiration.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The domestic and non-U.S. components of income (loss) before income taxes and extraordinary items and a reconciliation of the income tax provision to theoretical income tax computed by applying the U.S. federal statutory tax rate are as follows:

Millions of dollars	2002	2001	2000
Income (loss) before income taxes and extraordinary items:
Domestic	$(254)	$(280)	$759
Non-U.S.	63	59	(66)

Total	$(191)	$(221)	$693

Theoretical income tax at U.S. statutory rate	$(67)	$(77)	$243
Increase (reduction) resulting from:
Reorganization of non-U.S. operations	—	—	(37)
Other effects of non-U.S. operations	11	17	(18)
Changes in estimates for prior year items	(2)	(23)	—
Goodwill and other permanent differences	(3)	3	11
State income taxes, net of federal	3	1	14
Other, net	—	3	10

Income tax (benefit) provision	$(58)	$(76)	$223

Effective income tax rate, including extraordinary items	(31.0)%	(34.0)%	32.2%

The change in estimate for prior year items in 2001 primarily represents certain tax effects related to the sale of assets to Bayer.

18.    Commitments and Contingencies

Commitments—Lyondell has various purchase commitments for materials, supplies and services incident to the ordinary conduct of business, generally for quantities required for Lyondell’s businesses and at prevailing market prices. Lyondell is party to various unconditional purchase obligation contracts as a purchaser for products and services, principally utilities and industrial gases. At December 31, 2002, future minimum payments under these contracts with noncancelable contract terms in excess of one year and fixed minimum payments were as follows:

Millions of dollars
2003	$155
2004	149
2005	120
2006	121
2007	121
Thereafter through 2018	674

Total minimum contract payments	$1,340

Lyondell’s total purchases under these agreements were $200 million for the year ended December 31, 2002.

TDI Agreements—Under an agreement effective January 1, 2002, Lyondell is committed to purchase minimum annual quantities of TDI at plant cost from Rhodia through 2016. Such annual commitments, which are not included in the table above, are currently estimated at approximately 200 million pounds of TDI per year. Under the new agreement and a predecessor tolling agreement and resale agreement, both entered into in 1995, Lyondell’s

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

purchases, including amounts in excess of its previous minimum of 212 million pounds of TDI per year, were $90 million, $120 million and $159 million in 2002, 2001 and 2000, respectively. The resale agreement expired December 31, 2001. The 2002 agreement superseded the 1995 tolling agreement. The decrease in 2002 purchases was due to maintenance activity at the Rhodia plant as well as the expiration of the resale agreement.

Capital Commitments—Lyondell has various commitments related to capital expenditures, all made in the normal course of business. At December 31, 2002, major capital commitments primarily consisted of Lyondell’s 50% share of those related to the construction of a world-scale PO/SM facility, known as PO-11, in The Netherlands. Lyondell’s share of the outstanding commitments, which are funded through contributions and advances to affiliates, totaled $76 million as of December 31, 2002.

Construction Lease—In June 2002, construction was completed on the BDO-2 production facility, and Lyondell leased the facility under an operating lease beginning in July 2002. See Note 14.

Bayer Claim—On April 30, 2002, Lyondell and Bayer settled the claims of Bayer in relation to its March 2000 purchase of Lyondell’s polyols business. The settlement included new or amended commercial agreements between the parties, generally relating to the existing propylene oxide (“PO”) partnership between Bayer and Lyondell. As a whole, the new or amended agreements provide new business opportunities and value for both parties over the next five to ten years. Concurrent with the settlement, Lyondell made a $5 million indemnification payment to Bayer. The settlement, including the indemnification payment, had no net effect on Lyondell’s financial position or results of operations.

Crude Supply Agreement—Under the Crude Supply Agreement, PDVSA Oil is required to sell, and LCR is required to purchase, 230,000 barrels per day of extra heavy crude oil, which constitutes approximately 86% of the Refinery’s refining capacity of 268,000 barrels per day of crude oil. Since April 1998, PDVSA Oil has, from time to time, declared itself in a force majeure situation and subsequently reduced deliveries of crude oil. Such reductions in deliveries were purportedly based on announced OPEC production cuts. PDVSA Oil informed LCR that the Venezuelan government, through the Ministry of Energy and Mines, had instructed that production of certain grades of crude oil be reduced. In certain circumstances, PDVSA Oil made payments under a different provision of the Crude Supply Agreement in partial compensation for such reductions.

In January 2002, PDVSA Oil again declared itself in a force majeure situation and stated that crude oil deliveries could be reduced by up to 20.3% beginning March 1, 2002. Beginning in March 2002, deliveries of crude oil to LCR were reduced to approximately 198,000 barrels per day, reaching a level of 190,000 barrels per day during the second quarter 2002. Crude oil deliveries to LCR under the Crude Supply Agreement increased to the contract level of 230,000 barrels per day during the third quarter 2002, averaging 212,000 barrels per day for the third quarter. Although deliveries increased to contract levels during the third quarter 2002, PDVSA Oil did not revoke its January 2002 force majeure declaration during 2002. A national strike in Venezuela began in early December 2002 and disrupted deliveries of crude oil to LCR under the Crude Supply Agreement, causing LCR to temporarily reduce operating rates. PDVSA Oil again declared a force majeure and reduced deliveries of crude oil to LCR. Recent media reports indicate that the force majeure has been lifted.

LCR has consistently contested the validity of PDVSA Oil’s and PDVSA’s reductions in deliveries under the Crude Supply Agreement. The parties have different interpretations of the provisions of the contracts concerning the delivery of crude oil. The contracts do not contain dispute resolution procedures, and the parties have been unable to resolve their commercial dispute. As a result, on February 1, 2002, LCR filed a lawsuit against PDVSA and PDVSA Oil in connection with the force majeure declarations.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

From time to time, Lyondell and PDVSA have had discussions covering both a restructuring of the Crude Supply Agreement and a broader restructuring of the LCR partnership. Lyondell is unable to predict whether changes in either arrangement will occur.

Subject to the consent of the other partner and rights of first offer and first refusal, the partners each have a right to transfer their interests in LCR to unaffiliated third parties in certain circumstances. In the event that CITGO were to transfer its interest in LCR to an unaffiliated third party, PDVSA Oil would have an option to terminate the Crude Supply Agreement.

Depending on then-current market conditions, any breach or termination of the Crude Supply Agreement, or reduction in supply thereunder, would require LCR to purchase all or a portion of its crude oil in the merchant market, could subject LCR to significant volatility and price fluctuations and could adversely affect LCR and, therefore, Lyondell. There can be no assurance that alternative crude oil supplies with similar margins would be available for purchase by LCR.

Indemnification Arrangements Relating to Equistar—Lyondell, Millennium Petrochemicals and Occidental and certain of its subsidiaries have each agreed to provide certain indemnifications to Equistar with respect to the petrochemicals and polymers businesses they each contributed. In addition, Equistar agreed to assume third party claims that are related to certain contingent liabilities arising prior to the contribution transactions that are asserted prior to December 1, 2004 as to Lyondell and Millennium Petrochemicals, and May 15, 2005 as to Occidental, to the extent the aggregate thereof does not exceed $7 million for each entity, subject to certain terms of the respective asset contribution agreements. As of December 31, 2002, Equistar had incurred approximately $7 million with respect to the indemnification basket for the business contributed by Lyondell. Lyondell, Millennium and Occidental each remain liable under these indemnification arrangements to the same extent following Lyondell’s acquisition of Occidental’s interest in Equistar as they were before. See Note 7.

Environmental Remediation—As of December 31, 2002, Lyondell’s environmental liability for future remediation costs at its plant sites and a limited number of Superfund sites totaled $19 million. The liabilities per site range from less than $1 million to $4 million per site and are expected to be incurred over the next two to seven years. In the opinion of management, there is currently no material estimable range of loss in excess of the amount recorded for these sites. However, it is possible that new information about the sites for which the accrual has been established, new technology or future developments such as involvement in investigations by regulatory agencies, could require Lyondell to reassess its potential exposure related to environmental matters.

Clean Air Act—The eight-county Houston/Galveston region has been designated a severe non-attainment area for ozone by the U.S. Environmental Protection Agency (“EPA”). Emission reduction controls for nitrogen oxides (“NOx”) must be installed at LCR’s refinery and each of Lyondell’s two facilities and Equistar’s six facilities in the Houston/Galveston region during the next several years. Recently adopted revisions by the regulatory agencies changed the required NOx reduction levels from 90% to 80%. Under the previous 90% reduction standard, Lyondell estimated that aggregate related capital expenditures could total between $400 million and $500 million for Lyondell, Equistar and LCR before the 2007 deadline. Under the revised 80% standard, Lyondell estimates that capital expenditures would decrease to between $250 million and $300 million for Lyondell, Equistar and LCR.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes the range of projected capital expenditures for Lyondell and its joint ventures to comply with the 80% NOx emission reduction requirements:

Millions of dollars	From	To
NOx capital expenditures – 100% basis:
Lyondell	$35	$45
Equistar	165	200
LCR	50	55

Total NOx capital expenditures	$250	$300

NOx capital expenditures – Lyondell share:
Lyondell	$35	$45
Equistar	115	140
LCR	30	35

Total Lyondell share NOx capital expenditures	$180	$220

However, the savings from this revision could be offset by the costs of stricter proposed controls over highly reactive, volatile organic compounds, or HRVOCs. Lyondell, Equistar and LCR are still assessing the impact of the proposed HRVOC revisions and there can be no guarantee as to the ultimate capital cost of implementing any final plan developed to ensure ozone attainment by the 2007 deadline. The timing and amount of these expenditures are also subject to regulatory and other uncertainties, as well as obtaining the necessary permits and approvals.

In the United States, the Clean Air Act Amendments of 1990 set minimum levels for oxygenates, such as MTBE, in gasoline sold in areas not meeting specified air quality standards. However, the presence of MTBE in some water supplies in California and other states due to gasoline leaking from underground storage tanks and in surface water from recreational water craft has led to public concern about the use of MTBE. Certain federal and state governmental initiatives in the U.S. have sought either to rescind the oxygen requirement for reformulated gasoline or to restrict or ban the use of MTBE. Lyondell’s North American MTBE sales represented approximately 26% of its total 2002 revenues. The U.S. House of Representatives and the U.S. Senate each passed versions of an omnibus energy bill during 2001 and 2002, respectively. The Senate version of the energy bill would have resulted in a ban on the use of MTBE. The two energy bills were not reconciled during the conference process and an omnibus energy bill was not passed during 2002.

Both the U.S. House of Representatives and the U.S. Senate are expected to pursue an energy bill during the 2003/2004 legislative cycle. If this happens, it is likely that fuel content, including MTBE use, will be a subject of legislative debate. Factors which could be considered in this debate include the impact on gasoline price and supply and the potential for degradation of air quality.

At the state level, a number of states have legislated future MTBE bans. Of these, a number are mid-West states that use ethanol as the oxygenate of choice. Bans in these states should not have an impact on MTBE demand. However, Connecticut, California and New York have bans of MTBE in place effective October 1, 2003, January 1, 2004, and January 1, 2004, respectively. Lyondell estimates that California represents 34% of the U.S. MTBE industry demand and 20% of the worldwide MTBE industry demand, while Connecticut and New York combined represent 12% of the U.S. MTBE industry demand and 7% of the worldwide MTBE industry demand.

At this time, Lyondell cannot predict the impact that these initiatives will have on MTBE margins or volumes during 2003. However, several major oil companies have announced plans, beginning in 2003, to discontinue the use of MTBE in gasoline produced for California markets. Lyondell estimates that the California-market MTBE volumes of these companies account for an estimated 18% of U.S. MTBE industry demand and 10% of worldwide MTBE industry demand. Lyondell intends to continue marketing MTBE in the U.S. However, should it become necessary or desirable to significantly reduce MTBE production, Lyondell would need to make capital expenditures to add the flexibility to produce alternative gasoline blending components, such as iso-octane or ethyl tertiary butyl ether

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(“ETBE”), at its U.S.-based MTBE plants. The current cost estimates for converting Lyondell’s U.S.-based MTBE plant to iso-octane production range from $65 million to $75 million. The profit contribution for isooctane is likely to be lower than that historically realized on MTBE. Alternatively, Lyondell is pursuing ETBE viability through legislative efforts. One key hurdle is equal access to the federal subsidy provided for ethanol blended into gasoline for the ethanol component of ETBE. Lyondell’s U.S.-based MTBE plant is capable of ETBE production with minimal capital requirements.

The Clean Air Act also specified certain emissions standards for vehicles, and in 1998, the EPA concluded that additional controls on gasoline and diesel fuel were necessary. New standards for gasoline were finalized in 1999 and will require refiners to produce a low sulfur gasoline by 2004, with final compliance by 2006. A new “on-road” diesel standard was adopted in January 2001 and will require refiners to produce ultra low sulfur diesel by June 2006, with some allowance for a conditional phase-in period that could extend final compliance until 2009. Lyondell estimates that these standards will result in increased capital investment for LCR, totaling between $175 million to $225 million for the new gasoline standards and between $250 million to $300 million for the new diesel standard, between now and the implementation dates. Lyondell’s 58.75% share of LCR’s capital expenditures would be between $250 million and $300 million. In addition, these standards could result in higher operating costs for LCR. Equistar’s business may also be impacted if these standards increase the cost for processing fuel components.

General—Lyondell is involved in various lawsuits and proceedings. Subject to the uncertainty inherent in all litigation, management believes the resolution of these proceedings will not have a material adverse effect on the financial position, liquidity or results of operations of Lyondell.

In the opinion of management, any liability arising from the matters discussed in this note is not expected to have a material adverse effect on the financial position or liquidity of Lyondell. However, the adverse resolution in any reporting period of one or more of these matters discussed in this note could have a material impact on Lyondell’s results of operations for that period without giving effect to contribution or indemnification obligations of co-defendants or others, or to the effect of any insurance coverage that may be available to offset the effects of any such award.

19.    Stockholders’ Equity

Preferred Stock—Lyondell has authorized 80 million shares of $.01 par value preferred stock. As of December 31, 2002, none was outstanding.

Common Stock—In July 2002, Lyondell issued 8.28 million shares of common stock at $14 per share. The net proceeds of $110 million were credited to “Common stock” and “Additional paid in capital” in the Consolidated Balance Sheet. As a result of debt amendments (see Note 13), certain covenants restricting dividends were revised to allow an annual cash dividend of up to $0.90 per share on all common shares outstanding and any additional common shares that may be issued from time to time in the future.

Series B Common Stock, Warrants and Right—On August 22, 2002, Lyondell completed certain transactions with Occidental. As a result of these transactions, Occidental received an equity interest in Lyondell, including:

•	34 million shares of newly issued Lyondell Series B common stock. These shares have the same rights as Lyondell’s original common stock with the exception of the dividend. The Series B common stock pays a dividend at the same rate as the original common stock but, at Lyondell’s option, the dividend may be paid in additional shares of Series B common stock or in cash. These new Series B shares also include provisions for conversion to original common stock three years after issuance or earlier in certain circumstances;
•	five-year warrants to acquire five million shares of Lyondell original common stock at $25 per share; and

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

•	a right to receive contingent payments equivalent in value to 7.38% of Equistar’s cash distributions related to 2002 and 2003, up to a total of $35 million, payable in cash, Series B common stock or original common stock, as determined by Lyondell.

The $439 million recognized fair value of the 34.0 million shares of Series B common stock issued was determined based on an average of the high and low per-share stock prices for original common stock for 10 consecutive business days, beginning 4 business days prior to and ending 5 business days after August 8, 2002, the first date that the number of shares of Series B common stock to be issued became fixed without subsequent revision. The warrants were valued at $1.60 per share, based upon a value estimated using the Black-Sholes option pricing model. The right to receive contingent payments was valued at $3 million, based on the estimated amount and likelihood of payment in light of Lyondell’s expectations for Equistar’s business results for 2002 and 2003. The total value of the Series B common stock, the warrants and the right as well as $2 million of transaction expenses was $452 million.

Lyondell elected to pay the dividend payable to Occidental on December 31, 2002 in additional shares of Series B common stock. As a result of these transactions, Occidental has an approximate 22% equity interest in Lyondell.

Accumulated Other Comprehensive Loss—The components of accumulated other comprehensive loss were as follows at December 31:

Millions of dollars	2002	2001
Foreign currency translation	$(111)	$(300)
Minimum pension liability	(160)	(95)
Unrealized loss on derivative instruments	—	(2)

Total accumulated other comprehensive loss	$(271)	$(397)

Treasury Stock—From time to time Lyondell purchases its shares in the open market to issue under its employee compensation and benefits plans, including stock option and restricted stock plans.

Rights to Purchase Common Stock—On December 8, 1995, the Board of Directors of Lyondell declared a dividend of one right (“Right”) for each outstanding share Lyondell’s common stock to stockholders of record on December 20, 1995. The Rights become exercisable upon the earlier of: (i) ten days following a public announcement by another entity that it has acquired beneficial ownership of 15% or more of the outstanding shares of common stock; or (ii) ten business days following the commencement of a tender offer or exchange offer to acquire beneficial ownership of 15% or more of the outstanding shares of common stock, except under certain circumstances. The Rights expire at the close of business on December 8, 2005 unless earlier redeemed at a price of $.0005 per Right or exchanged by Lyondell as described in the Rights Agreement dated as of December 8, 1995.

In connection with the sale of securities to Occidental described above under “Series B Common Stock, Warrants and Right” Lyondell’s Board of Director’s adopted resolutions exempting Occidental and its affiliates from certain definitions used in the agreement pertaining to these Rights. These resolutions authorize Occidental and its affiliates to acquire, without triggering the exercisability of the Rights, beneficial ownership of any securities contemplated by the transaction documents relating to the sale of securities described above under “Series B Common Stock, Warrants and Right” as long as their aggregate direct and indirect beneficial ownership does not exceed 40% of Lyondell’s issued and outstanding common stock.

1999 Incentive Plan—The 1999 Long-Term Incentive Plan (“1999 LTIP”) provides for the grant of awards to employees of Lyondell and its subsidiaries. Awards to employees may be in the form of (i) stock options, (ii) stock appreciation rights, payable in cash or common stock, (iii) restricted grants of common stock or units denominated in common stock, (iv) performance grants denominated in common stock or units denominated in common stock that are subject to the attainment of one or more goals, (v) grants of rights to receive the value of a specified number of shares of common stock (phantom stock), and (vi) a cash payment. Awards under the 1999 LTIP are generally

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

limited to the lesser of 14 million shares or 12% of the number of shares of common stock outstanding at the time of granting of the award. During 2002, 2001 and 2000, Lyondell awarded stock option grants for 3,232,636 shares, 3,143,231 shares and 2,228,241 shares, respectively, under this plan.

Restricted Stock Plan—Under the 1995 Restricted Stock Plan, one million shares of common stock are authorized for grants and awards to officers and other key management employees. Lyondell grants fixed awards of common stock that are forfeitable and subject to restrictions on transfer. Vesting is contingent on the participant’s continuing employment with Lyondell for a period specified in the award. During 2002, 2001 and 2000 Lyondell granted and issued restricted stock of 2000 shares, 2,587 shares and 60,436 shares, respectively, to officers and employees, using treasury stock for this purpose. The shares vest on various dates through January 2004, depending upon the terms of the individual grants. Recipients are entitled to receive dividends on the restricted shares.

Stock Options—The following table summarizes activity, in thousands of shares and the weighted average exercise price per share, relating to stock options under the 1999 LTIP. As of December 31, 2002, options covering 9,624,097 shares were outstanding at prices ranging from $11.25 to $19.69 per share.

	2002		2001		2000
	Shares	Price	Shares	Price	Shares	Price
Outstanding at beginning of year	6,636	$15.59	3,666	$14.98	1,624	$17.79
Granted	3,233	13.91	3,143	16.25	2,228	13.07
Exercised	(102)	13.18	(50)	12.91	—	—
Cancelled	(143)	16.42	(123)	15.06	(186)	16.64

Outstanding at end of year	9,624	15.04	6,636	15.59	3,666	14.98

Exercisable at end of year	6,667	15.53	1,905	15.74	520	17.78

The following table summarizes share data in thousands of shares and the weighted average exercise prices for options outstanding and options exercisable at December 31, 2002, and the weighted average remaining life of options outstanding:

	Options Outstanding			Options Exercisable
Range of Exercise Prices per Share	Shares	Exercise Price	Remaining Life	Shares	Exercise Price
$11.25 to $16.88	8,200	$14.50	8	5,323	$14.86
16.89 to 19.69	1,424	$18.10	6	1,344	$18.16

	9,624			6,667

Lyondell’s Executive Long-Term Incentive Plan (“LTI Plan”) became effective in November 1988. The last stock options granted under the LTI Plan were granted in March 1994. No additional stock option grants will be made under this plan, which has expired. As of December 31, 2002, options covering 390,242 shares were outstanding under the LTI Plan with a weighted average remaining life of less than 1 year, all of which were exercisable at prices ranging from $23.13 to $26.00 per share.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following summarizes stock option activity for the LTI Plan in thousands of shares and the weighted average exercise price per share:

	2002		2001		2000
	Shares	Price	Shares	Price	Shares	Price
Outstanding at beginning of year	530	$24.09	596	$23.67	608	$23.61
Exercised	—	—	—	—	(7)	20.25
Cancelled	(140)	23.00	(66)	20.25	(5)	21.30

Outstanding at end of year	390	24.49	530	24.09	596	23.67

Exercisable at end of year	390	24.49	530	24.09	596	23.67

20.    Earnings Per Share

Basic earnings per share for the periods presented are computed based upon the weighted average number of shares of original common stock and Series B common stock outstanding during the periods. Diluted earnings per share include the effect of stock options issued under the 1999 Long-Term Incentive Plan and the Executive Long-Term Incentive Plan and outstanding warrants. These stock options and warrants were antidilutive for all periods presented. Loss per share data is as follows:

Basic and Diluted EPS	2002	2001	2000
Weighted average shares, in thousands	133,943	117,563	125,212
Loss before extraordinary item per share	$(.99)	$(.57)	$(.38)
Net loss per share	$(1.10)	$(.57)	$(.44)

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

See Note 19 for discussion of common stock and warrants issued during 2002.

21.    Supplemental Cash Flow Information

Supplemental cash flow information is summarized as follows for the years ended December 31:

Millions of dollars	2002	2001	2000
Interest paid, net of interest capitalized	$347	$372	$521

Net income taxes (received) paid	$(103)	$(12)	$57

As described in Notes 7 and 19, during August 2002, Lyondell issued certain equity securities and a right to Occidental, and received Occidental’s 29.5% interest in Equistar. The transactions included concurrent payments between the parties of agreed amounts of approximately $440 million. The agreed amounts exchanged are included in cash used for investing activities and cash from financing activities. The securities issued, and the additional investment in Equistar, have been recorded at the estimated fair value of the consideration issued totaling $452 million plus the recognition of $352 million of deferred tax liabilities, for a total additional investment in Equistar of $804 million.

22.    Segment and Related Information

Lyondell operates in four reportable segments:

•	Intermediate chemicals and derivatives (“IC&D”), which include propylene oxide, propylene glycol, propylene glycol ethers, butanediol, toluene diisocyanate, styrene monomer, and tertiary butyl alcohol and its derivative, MTBE;

•	Petrochemicals, which include ethylene, propylene, butadiene, oxygenated products and aromatics;

•	Polymers, which primarily include polyethylene and polypropylene; and

•	Refining of crude oil.

The accounting policies of the segments are the same as those described in “Summary of Significant Accounting Policies” (see Note 2). No customer accounted for 10% or more of consolidated sales during any year in the three- year period ended December 31, 2002. However, under the terms of LCR’s Products Agreement (see Note 8), CITGO purchases substantially all of the refined products of the refining segment. Lyondell’s entire $1.1 billion balance of goodwill is allocated to the IC&D segment.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Summarized financial information concerning reportable segments is shown in the following table:

Millions of dollars	IC&D	Petrochemicals	Polymers	Refining	Other	Total
2002
Sales and other Operating revenues	$3,262	$—	$—	$—	$—	$3,262
Operating income	174	—	—	—	—	174
Income (loss) from equity investments	—	65	(37)	135	(149)	14
Total assets	5,967	799	337	297	48	7,448
Capital expenditures	22	—	—	—	—	22
Depreciation and Amortization expense	244	—	—	—	—	244

2001
Sales and other operating revenues	$3,193	$—	$—	$—	$—	$3,193
Operating income	112	—	—	—	—	112
Income (loss) from equity investments	—	113	(77)	129	(125)	40
Total assets	5,887	286	115	258	157	6,703
Capital expenditures	68	—	—	—	—	68
Depreciation and
Amortization expense	254	—	—	—	—	254

2000
Sales and other Operating revenues	$4,003	$—	$—	$—	$—	$4,003
Operating income	929	—	—	—	—	929
Income (loss) from equity investments	—	285	(76)	86	(96)	199
Total assets	6,150	336	142	249	170	7,047
Capital expenditures	104	—	—	—	—	104
Depreciation and Amortization expense	261	—	—	—	—	261

The following table presents the details of “Income (loss) from equity investments” as presented above in the “Other” column for the years ended December 31:

Millions of dollars	2002	2001	2000
Equistar items not allocated to segments:
Principally general and administrative expenses and interest expense, net	$(145)	$(116)	$(108)
Other income, net	—	3	—
Other	(4)	(12)	12

Income (loss) from equity investments	$(149)	$(125)	$(96)

Through April 30, 2002, the methanol operations of LMC were included in the “Other” column. Effective May 1, 2002, LMC was wholly owned by Lyondell and the methanol results were included in the IC&D segment from that date. The effects of consolidating the LMC operations, which previously had been accounted for using the equity method, and of including the methanol operations in the IC&D segment were not material.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the details of “Total assets” as presented above in the “Other” column for the years ended December 31:

Millions of dollars	2002	2001	2000
Equistar items not allocated to segments:
Goodwill	$—	$87	$99
Other assets	48	34	22
Equity investment in LMC	—	36	49

Total—Other	$48	$157	$170

The following “Revenues” by country data are based upon the location of the delivery of the product. The “Long-lived assets” by country data is based upon the location of the assets.

	Revenues			Long-Lived Assets
Millions of dollars	2002	2001	2000	2002	2001	2000
United States	$1,807	$1,732	$2,068	$1,340	$1,382	$1,482
Non-U.S.	1,455	1,461	1,935	1,029	911	947

Total	$3,262	$3,193	$4,003	$2,369	$2,293	$2,429

Non-U.S. long-lived assets primarily consist of the net property, plant and equipment of two plants, located near Rotterdam, The Netherlands, and Fos-sur-Mer, France, both of which are part of the IC&D segment.

23.    Unaudited Quarterly Results

	For the quarter ended
Millions of dollars, except per share data	March 31	June 30	September 30	December 31
2002
Sales and other operating revenues	$674	$843	$855	$890
Operating income	38	65	59	12
Income (loss) from equity investments	(21)	32	44	(41)
Net income (loss) (a)	(55)	2	(2)	(93)
Basic and diluted earnings (loss) per share before extraordinary item (a) (b)	(.47)	.02	.04	(.53)

2001
Sales and other operating revenues	$849	$893	$742	$709
Operating income (loss)	31	66	(26)	41
Income (loss) from equity investments	2	42	17	(21)
Net income (loss) (a)	(34)	4	(67)	(53)
Basic and diluted earnings (loss) per share before extraordinary item (a) (b)	(.29)	.04	(.57)	(.42)

(a)	The third and fourth quarter of 2002 included an extraordinary loss on early extinguishment of debt of $7 million, or $.06 per share and $8 million, or $.05 per share, respectively. The fourth quarter of 2001 included an extraordinary loss on early extinguishment of debt of $5 million, or $.04 per share.
(b)	Earnings per common share calculations for each of the quarters are based upon the weighted average number of shares outstanding for each period (basic earnings per share). The sum of the quarters may not necessarily be equal to the full year earnings per share amount.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

24.    Supplemental Guarantor Information

ARCO Chemical Technology Inc. (“ACTI”), ARCO Chemical Technology L.P. (“ACTLP”) and Lyondell Chemical Nederland, Ltd. (“LCNL”) are guarantors, jointly and severally, (collectively “Guarantors”) of the $337 million senior secured notes issued in December 2002, the $278 million senior secured notes issued in July 2002, the $393 million senior secured notes issued in December 2001 and the $500 million senior subordinated notes and $1.9 billion senior secured notes issued in May 1999 (see Note 13). LCNL, a Delaware corporation, is a wholly owned subsidiary of Lyondell that owns a Dutch subsidiary that operates a chemical production facility near Rotterdam, The Netherlands. ACTI is a Delaware corporation, which holds the investment in ACTLP. ACTLP is a Delaware limited partnership, which holds and licenses technology to other Lyondell affiliates and to third parties. Separate financial statements of the Guarantors are not considered to be material to the holders of the senior subordinated notes and senior secured notes. The following condensed consolidating financial information present supplemental information for the Guarantors as of December 31, 2002 and 2001 and for the three years ended December 31, 2002.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

CONDENSED CONSOLIDATING FINANCIAL INFORMATION

As of and for the year ended December 31, 2002

Millions of dollars	Lyondell	Guarantors	Non-Guarantors	Eliminations	Consolidated Lyondell
BALANCE SHEET

Total current assets	$674	$173	$324	$—	$1,171
Property, plant and equipment, net	872	581	916	—	2,369
Investments and long-term receivables	7,335	504	2,196	(7,686)	2,349
Goodwill, net	453	437	240	—	1,130
Other assets	313	83	33	—	429

Total assets	$9,647	$1,778	$3,709	$(7,686)	$7,448

Current maturities of long-term debt	$1	$—	$—	$—	$1
Other current liabilities	431	90	104	—	623
Long-term debt	3,924	—	2	—	3,926
Other liabilities	602	48	21	—	673
Deferred income taxes	637	172	72	—	881
Intercompany liabilities (assets)	2,873	(1,223)	(1,650)	—	—
Minority interest	—	—	165	—	165
Stockholders’ equity	1,179	2,691	4,995	(7,686)	1,179

Total liabilities and stockholders’ equity	$9,647	$1,778	$3,709	$(7,686)	$7,448

STATEMENT OF INCOME
Sales and other operating revenues	$2,216	$807	$1,814	$(1,575)	$3,262
Cost of sales	2,259	745	1,469	(1,575)	2,898
Selling, general and administrative expenses	95	17	48	—	160
Research and development expense	30	—	—	—	30

Operating income (loss)	(168)	45	297	—	174
Interest income (expense), net	(390)	11	5	—	(373)
Other income (expense), net	(59)	23	30	—	(6)
Income (loss) from equity investments	474	(2)	36	(493)	14
Intercompany income (expense)	860	162	103	(1,123)	—
Provision for (benefit from) income taxes	219	73	144	(494)	(58)

Income (loss) before extraordinary items	498	166	327	(1,122)	(133)
Extraordinary items, net of taxes	(15)	—	—	—	(15)

Net income (loss)	$483	$166	$327	$(1,122)	$(148)

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the year ended December 31, 2002

Millions of dollars	Lyondell	Guarantors	Non-Guarantors	Elimination	Consolidated Lyondell
STATEMENT OF CASH FLOWS
Net income (loss)	$483	$166	$327	$(1,124)	$(148)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	112	40	92	—	244
Extraordinary items	15	—	—	—	15
Net changes in working capital and other	(447)	(4)	629	—	178

Net cash provided by operating activities	163	202	1,048	(1,124)	289

Purchase of equity investment in Equistar	(440)	—	—	—	(440)
Contributions and advances to affiliates	(3)	(46)	(68)	—	(117)
Expenditures for property, plant and equipment	(10)	(4)	(8)	—	(22)
Purchase of short-term investments	(44)	—	—	—	(44)

Net cash used in investing activities	(497)	(50)	(76)	—	(623)

Issuance of Series B common stock, warrants, and right	440	—	—	—	440
Issuance of common stock	110	—	—	—	110
Issuance of long-term debt	591	—	—	—	591
Repayment of long-term debt	(543)	—	—	—	(543)
Dividends paid	(109)	(138)	(986)	1,124	(109)
Other	(18)	—	—	—	(18)

Net cash provided by (used in) financing activities	471	(138)	(986)	1,124	471

Effect of exchange rate changes on cash	—	(7)	10	—	3

Increase (decrease) in cash and cash equivalents	$137	$7	$(4)	—	$140

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

CONDENSED CONSOLIDATING FINANCIAL INFORMATION

As of and for the year ended December 31, 2001

Millions of dollars	Lyondell	Guarantors	Non- Guarantors	Eliminations	Consolidated Lyondell
BALANCE SHEET
Total current assets	$781	$132	$294	$—	$1,207
Property, plant and equipment, net	915	516	862	—	2,293
Investments and long-term receivables	7,007	461	1,537	(7,386)	1,619
Goodwill, net	453	389	260	—	1,102
Other assets	344	88	50	—	482

Total assets	$9,500	$1,586	$3,003	$(7,386)	$6,703

Current maturities of long-term debt	$7	$—	$-—	$—	$7
Other current liabilities	391	73	88	—	552
Long-term debt	3,844	—	2	—	3,846
Other liabilities	515	55	13	—	583
Deferred income taxes	611	133	46	—	790
Intercompany liabilities (assets)	3,383	(1,101)	(2,282)	—	—
Minority interest	—	—	176	—	176
Stockholders’ equity	749	2,426	4,960	(7,386)	749

Total liabilities and stockholders’ equity	$9,500	$1,586	$3,003	$(7,386)	$6,703

STATEMENT OF INCOME
Sales and other operating revenues	$2,178	$786	$1,605	$(1,376)	$3,193
Cost of sales	2,237	566	1,435	(1,376)	2,862
Selling, general and administrative expenses	86	16	55	—	157
Research and development expense	32	—	—	—	32
Amortization of goodwill	12	11	7	—	30

Operating income (loss)	(189)	193	108	—	112
Interest income (expense), net	(384)	3	12	—	(369)
Other income (expense), net	(127)	(83)	206	—	(4)
Income (loss) from equity investments	616	—	60	(636)	40
Intercompany income (expense)	267	335	128	(730)	—
Provision for (benefit from) income taxes	62	152	174	(464)	(76)

Income (loss) before extraordinary items	121	296	340	(902)	(145)
Extraordinary items, net of taxes	(5)	—	—	—	(5)

Net income (loss)	$116	$296	$340	$(902)	$(150)

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the year ended December 31, 2001

Millions of dollars	Lyondell	Guarantors	Non- Guarantors	Eliminations	Consolidated Lyondell
STATEMENT OF CASH FLOWS
Net income (loss)	$116	$296	$340	$(902)	$(150)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	123	47	84	—	254
Extraordinary items	5	—	—	—	5
Net changes in working capital and other	(647)	119	(284)	902	90

Net cash provided by (used in) operating activities	(403)	462	140	—	199

Contributions and advances to affiliates	61	(115)	(119)	—	(173)
Expenditures for property, plant and equipment	(17)	(8)	(43)	—	(68)
Distributions from affiliates in excess of earnings	(10)	—	60	—	50
Other	470	—	—	(470)	—

Net cash provided by (used in) investing activities	504	(123)	(102)	(470)	(191)

Issuance of long-term debt	385	—	—	—	385
Repayment of long-term debt	(394)	—	—	—	(394)
Dividends paid	(106)	(426)	(44)	470	(106)
Other	(7)	—	—	—	(7)

Net cash provided by (used in) financing activities	(122)	(426)	(44)	470	(122)

Effect of exchange rate changes on cash	—	67	(67)	—	—

Decrease in cash and cash equivalents	$(21)	$(20)	$(73)	$—	$(114)

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

CONDENSED CONSOLIDATING FINANCIAL INFORMATION

For the year ended December 31, 2000

Millions of dollars	Lyondell	Guarantors	Non- Guarantors	Eliminations	Consolidated Lyondell
STATEMENT OF INCOME
Sales and other operating revenues	$2,761	$936	$1,585	$(1,279)	$4,003
Cost of sales	2,459	682	1,541	(1,279)	3,403
Selling, general and administrative expenses	145	5	44	—	194
Research and development expense	32	—	3	—	35
Amortization of goodwill	12	13	7	—	32
Gain on sale of assets	—	9	(599)	—	(590)

Operating income (loss)	113	227	589	—	929
Interest income (expense), net	(481)	1	18	—	(462)
Other income (expense), net	(155)	(128)	310	—	27
Gain on sale of assets	—	(9)	599	—	590
Income (loss) from equity investments	1,048	—	215	(1,064)	199
Intercompany income (expense)	(88)	156	181	(249)	—
Provision for (benefit from) income taxes	140	82	423	(422)	223

Income (loss) before extraordinary items	297	174	890	(891)	470
Extraordinary items, net of taxes	(33)	—	—	—	(33)

Net income (loss)	$264	$174	$890	$(891)	$437

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the year ended December 31, 2000

Millions of dollars	Lyondell	Guarantors	Non- Guarantors	Eliminations	Consolidated Lyondell
STATEMENT OF CASH FLOWS
Net income (loss)	$264	$174	$890	$(891)	$437
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Gain on sale of assets	—	9	(599)	—	(590)
Depreciation and amortization	130	57	74	—	261
Extraordinary items	33	—	—	—	33
Net changes in working capital and other	(83)	(292)	(596)	891	(80)

Net cash provided by (used in) operating activities	344	(52)	(231)	—	61

Proceeds from sales of assets, net of cash sold	1,903	216	378	—	2,497
Contributions and advances to affiliates	12	—	(52)	—	(40)
Expenditures for property, plant and equipment	(27)	(36)	(41)	—	(104)
Distributions from affiliates in excess of earnings	(19)	—	104	—	85
Other	249	—	—	(249)	—

Net cash provided by (used in) investing activities	2,118	180	389	(249)	2,438

Repayment of long-term debt	(2,426)	—	(1)	—	(2,427)
Dividends paid	(106)	(91)	(158)	249	(106)
Other	(10)	—	—	—	(10)

Net cash provided by (used in) financing activities	(2,542)	(91)	(159)	249	(2,543)

Effect of exchange rate changes on cash	—	(49)	46	—	(3)

Increase (decrease) in cash and cash equivalents	$(80)	$(12)	$45	$—	$(47)